January 28, 2026

Kiersten Medvedich
Chief Executive Officer
Gaia, Inc.
833 West South Boulder Road
Louisville, CO 80027

       Re: Gaia, Inc.
           Registration Statement on Form S-3
           Filed January 26, 2026
           File No. 333-292955
Dear Kiersten Medvedich:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Nalbantian at 202-551-7470 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Jason M. Hille